NEWS RELEASE 10-03	JANUARY 11, 2010

SANDMAN GOLD PROJECT ON TRACK TO POTENTIAL PRODUCTION DECISION BY JUNE 2011

Fronteer Development Group Inc. (FRG - TSX/NYSE Amex) announces today that results from ongoing exploration and development work by Newmont USA Limited ("Newmont"), demonstrate Fronteer’s Sandman project is one of Nevada’s highest grade gold projects nearing a production decision. Newmont has met its annual earn-in obligations and has continued to advance the project, completing more than 12,000 metres of drilling since 2008.

Work by Newmont has focused primarily on two near-surface gold deposits, Southeast Pediment and Silica Ridge, which are separated by six kilometres along the Sleeper Trend. These deposits are exemplified by zones of high-grade, gold and silver mineralization - characteristics of productive epithermal vein systems.

Highlights from new drilling include:

  50.55 grams per tonne gold (1.474 ounces per ton) and 2,067 g/t silver (60.301 oz/ton) over 1.01 metres in NSM-148 at Sandman’s Southeast Pediment deposit;

  5.70 g/t gold (0.166 oz/ton) over 4.75 metres, including 9.65 g/t gold (0.281 oz/ton) over 2.32 metres in NSM-145 at Southeast Pediment;

  5.95 g/t gold (0.173 oz/ton) over 1.86 metres, within a broader zone of 2.92 g/t gold (0.085 oz/ton) over 8.41 metres in NSM-143 at Silica Ridge.

For a comprehensive table of new and previously reported drill results from the 2009 drilling program, please click: http://www.fronteergroup.com/sites/files/fronteer_admin/SandmanDrillResults1003.pdf

To meet its initial 51% earn-in obligations under the agreement with Fronteer, Newmont will need to spend an additional ~$6 million in ongoing drilling and development work, and make a positive production decision by June 2011. As part of this year’s program, Newmont is preparing an expanded Plan of Operations for 2010, which will include exploration drilling to test up to eight new targets, ongoing development drilling and additional geotechnical and metallurgical work.

Sandman is within trucking distance to Newmont's Twin Creeks mine, potentially eliminating the need for a stand-alone milling facility and other significant capital expenditures if the project were to proceed to production. For a cross-section highlighting the potentially open-pit mineable resource (2007) at Southeast Pediment, click: http://www.fronteergroup.com/sites/files/fronteer_admin/SandmanCrossSection1003.pdf

Sandman, Long Canyon and Northumberland comprise Fronteer’s future gold production platform based in Nevada. All three gold deposits have high-grade oxide gold starting at- or near-surface, are open-pit mineable and have strong production attributes. Fronteer aims to build regional production by advancing these projects sequentially over the near-term, funding the company’s organic growth with low-risk of dilution. In the near-term, Fronteer anticipates ongoing discovery and deposit growth to add significant gold ounces to its ledger and pending results from a variety of development activities will more clearly define the economic strength of the company’s projects.

Drill samples and analytical data for the Sandman project are being collected under the supervision of Newmont, Fronteer’s joint venture partner and project operator, using industry standard QA-QC protocols. Fronteer's James Ashton P.E., who is the QP responsible for compiling the data contained in this release, has not verified all the data; however, the grades and widths reported here agree well with the Company’s past results on the project and correspondence with the operator and review of portions of the data has given him no reason to doubt their authenticity. The true width of the mineralized zones is estimated by Fronteer to be approximately 90% of those stated. Primary composite intervals stated in this release were calculated using a cut-off of 0.3 g/t Au, 0.5 g/t Au and 2.0 g/t Au for the higher grade internal intervals. No gold values below the 0.30 g/t Au cut-off were included as internal dilution. The lower 0.3 g/t cut off is used to conform with the 43-101 compliant resources previously calculated on the Sandman Project. For further details on Sandman, please view the technical report prepared by Mine Development Associates (“MDA”), as of May 31, 2007, on SEDAR at http://www.sedar.com.

ABOUT FRONTEER
We intend to become a significant gold producer. Our solid financial position and strengthened operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo, President and CEO, Fronteer Development Group
Troy Fierro, COO, Fronteer Development Group
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.